09042781

N.A.
12/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
NOV 24 2009
Washington, DC

SEC FILE NUMBER
8- 42662

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Enterprise Securities Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30301 Northwestern Highway, Suite 200
(No. and Street)

Farmington Hills	Michigan	48334
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman A. Pappas — (248) 539-8292
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirschner Hutton Perlin, P.C.
(Name – *if individual, state last, first, middle name*)

26913 Northwestern Hwy., Suite 510,	Southfield,	MI	48033
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman A. Pappas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Enterprise Securities Company, as of September 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARGARET D. JORGENSON
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Jan 29, 2014
ACTING IN COUNTY OF Oakland

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kirschner Hutton Perlin, P.C.
Certified Public Accountants

26913 Northwestern Hwy., Suite 510
Southfield, Michigan 48033 - 8444
Telephone: (248) 356-3880
Facsimile: (248) 356-3885

Independent Auditors' Report

Board of Directors
The Enterprise Securities Company

We have audited the accompanying balance sheet of The Enterprise Securities Company as of September 30, 2009, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Enterprise Securities Company as of September 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The Enterprise Securities Company is exempt from the requirements of Rule 15c 3-3 under subparagraph (k) (2) (A), because it does not possess or control customer securities. Accordingly, information relating to the possession, control, or reserve requirements under Rule 15c 3-3 has been omitted from this report.

As of September 30, 2009, there were no liabilities subordinated to claims of general creditors. Accordingly, such statements have been omitted from this report.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in this report (pages 9 and 10), is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Kirschner Hutton Perlin, P.C.

Kirschner Hutton Perlin, P.C.
Certified Public Accountants

October 30, 2009

THE ENTERPRISE SECURITIES COMPANY

BALANCE SHEET

SEPTEMBER 30, 2009

ASSETS

CURRENT ASSETS	
Cash and cash equivalents (Note 1)	$ 201,933
Commissions receivable (Note 1)	35,279
Refundable federal income tax	726
Deferred income tax (Note 1)	2,718
	240,656
OTHER ASSET	
Investment (Note 1)	3,300
	$ 243,956

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Commissions payable (Note 3)	$ 31,750
STOCKHOLDERS' EQUITY	
Common stock - no par value	
Authorized - 60,000 shares	
Issued and outstanding - 1,000 shares	10,000
Retained earnings	202,206
	212,206
	$ 243,956

See notes to the financial statements.

THE ENTERPRISE SECURITIES COMPANY

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2009

REVENUE		$ 1,399,547
EXPENSES		
Commissions	$ 1,260,635	
Regulatory fees	8,768	
Compliance fees	9,576	
Professional fees	2,000	
Reimbursed operating expenses (Note 3)	110,000	1,390,979
INCOME FROM OPERATIONS		8,568
INTEREST INCOME		1,390
INCOME BEFORE INCOME TAX		9,958
INCOME TAX (Note 1)		
Current		354
Deferred		932
		1,286
NET INCOME		$ 8,672

See notes to the financial statements.

THE ENTERPRISE SECURITIES COMPANY

STATEMENT OF STOCKHOLDERS' EQUITY

YEAR ENDED SEPTEMBER 30, 2009

	Common Stock Shares	Common Stock Amount	Retained Earnings	Total
BALANCE - OCTOBER 1, 2008	1,000	$ 10,000	$ 193,534	$ 203,534
NET INCOME			8,672	8,672
BALANCE - SEPTEMBER 30, 2009	1,000	$ 10,000	$ 202,206	$ 212,206

See notes to the financial statements.

THE ENTERPRISE SECURITIES COMPANY

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 8,672
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred income tax	932
Changes in operating assets and liabilities	
Commissions receivable	(6,212)
Refundable federal income tax	(726)
Commissions payable	5,589
Federal income tax payable	(601)
Net cash provided by operating activities	7,654
CASH - BEGINNING OF YEAR	194,279
CASH - END OF YEAR	$ 201,933

See notes to the financial statements.

THE ENTERPRISE SECURITIES COMPANY

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a broker-dealer located in Farmington Hills, Michigan and is regulated by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc., (NASD).

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

Commissions Receivable

No allowance for doubtful accounts is considered necessary.

Income Tax

Deferred income tax reflects the estimated future tax effect of temporary differences between the basis of assets and liabilities for financial reporting purposes and such basis measured by tax laws and regulations.

The deferred income tax asset results from the timing difference in the reporting of commissions payable to the stockholder for financial statement purposes and for income tax purposes.

Investment

The investment represents the cost of purchase of warrants to acquire 300 shares of common stock of The NASDAQ Stock Market, Inc.

THE ENTERPRISE SECURITIES COMPANY

NOTES TO THE FINANCIAL STATEMENTS

2. COMMITMENT

The Company is required by the National Association of Securities Dealers, to maintain a minimum net capital balance of $5,000 as determined by Rule 15c 3-1 (a) (2) under the Securities Exchange Act of 1934. As of September 30, 2009, the focus report excess net capital per part A, line 14 was in agreement with the balance of $189,753 reported in the annual audited financial statements.

3. RELATED PARTY TRANSACTIONS

Pursuant to Exchange Act Rule 17a-3 (a) (1) and (a) (2), a broker-dealer must make a record reflecting each expense incurred relating to its business and any corresponding liability, regardless of whether the liability is joint or several with any person and regardless of whether a third party has agreed to assume the expense or liability. The Company paid $110,000 to an affiliate as reimbursement of operating expenses for the year ended September 30, 2009.

The Company paid commissions of $1,055,502 to its stockholder for the year ended September 30, 2009. At September 30, 2009, commissions payable to the stockholder amounted to $18,122.

4. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 30, 2009, the date on which the financial statements were issued.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		212,206 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		212,206 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		[3520]
	B. Other (deductions) or allowable credits (List)		
	Federal income tax payable [3525A]	[3525B)	
	[3525C]	[3525D)	
	[3525E]	[3525F]	(414) [3525]
5.	Total capital and allowable subordinated liabilities		211,792 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	13,574 [3540	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	(13,574) [3620]
7.	Other additions and/or credits (List))		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	[3630]
8.	Net capital before haircuts on securities positions		198,218 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	[3660]	
	B. Subordinated securities borrowings Trading and investment securiti as	[3670]	
	1. Exempted securities	[3735]	
	2. Debt securities	[3733]	
	3. Options	[3730]	
	4. Other securities	[3734]	
	D. Undue Concentration	[3650]	
	E. Other (List)		

[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
Money Market Fund	3,465 [3736]	(3,465) [3740]

10. Net capital — 194,753 [3750}

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part *A*

11.	Minimum net capital required (6.6698% of line 19)	2,118 **[3756]**
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A),	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 **[3760]**
14.	Excess net capital (line 10 less 13)	189,753 **[3770]**
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	191,578 **[3780]**

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 31,750 **[3790]**

17. Add:

A.	Drafts for immediate credit	[3800]	
B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C.	Other unrecorded amounts(List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	[3820]	[3830

19. Total aggregate indebtedness — 31,750 [3840

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % 16.3027 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) — % 13.0146 [3860]

KIRSCHNER HUTTON PERLIN, P.C.
Certified Public Accountants

26913 Northwestern Hwy., Suite 510
Southfield, Michigan 48033 - 8444
Telephone: (248) 356-3880
Facsimile: (248) 356-3885

Independent Auditors' Report on Internal Control

Board of Directors
The Enterprise Securities Company

In planning and performing our audit of the financial statements of The Enterprise Securities Company for the year ended September 30, 2009, in accordance with U.S. generally accepted auditing standards, we considered The Enterprise Securities Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be significant deficiencies or material weaknesses, as defined above.

This report is intended solely for the information and use of management and the National Association of Securities Dealers and is not intended to be and should not be used by anyone other than these specified parties.

Kirschner Hutton Perlin, P.C.

Kirschner Hutton Perlin, P.C.
Certified Public Accountants

October 30, 2009

THE ENTERPRISE SECURITIES COMPANY

ANNUAL AUDITED REPORT

YEAR ENDED SEPTEMBER 30, 2009

KIRSCHNER HUTTON PERLIN, P.C.

Certified Public Accountants

Southfield, Michigan

THE ENTERPRISE SECURITIES COMPANY

TABLE OF CONTENTS

	PAGE NO.
INDEPENDENT AUDITORS' REPORT	1
BALANCE SHEET	3
STATEMENT OF INCOME	4
STATEMENT OF STOCKHOLDERS' EQUITY	5
STATEMENT OF CASH FLOWS	6
NOTES TO THE FINANCIAL STATEMENTS	7
COMPUTATION OF NET CAPITAL	9
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	10
COMPUTATION OF AGGREGATE INDEBTEDNESS	10
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	11

THE ENTERPRISE SECURITIES COMPANY

ANNUAL AUDITED REPORT

YEAR ENDED SEPTEMBER 30, 2009

KIRSCHNER HUTTON PERLIN, P.C.

Certified Public Accountants

Southfield, Michigan

THE ENTERPRISE SECURITIES COMPANY

TABLE OF CONTENTS

	PAGE NO.
INDEPENDENT AUDITORS' REPORT	1
BALANCE SHEET	3
STATEMENT OF INCOME	4
STATEMENT OF STOCKHOLDERS' EQUITY	5
STATEMENT OF CASH FLOWS	6
NOTES TO THE FINANCIAL STATEMENTS	7
COMPUTATION OF NET CAPITAL	9
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	10
COMPUTATION OF AGGREGATE INDEBTEDNESS	10
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC Mail Processing Section
NOV 24 2009
Washington, DC
112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42662

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30301 Northwestern Highway, Suite 200
(No. and Street)

Farmington Hills	Michigan	48334
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman A. Pappas (248) 539-8292
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirschner Hutton Perlin, P.C.
(Name – *if individual, state last, first, middle name*)

26913 Northwestern Hwy., Suite 510,	Southfield,	MI	48033
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Norman A. Pappas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Enterprise Securities Company, as of September 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARGARET D. JORGENSON
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Jan 29, 2014
ACTING IN COUNTY OF Oakland

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIRSCHNER HUTTON PERLIN, P.C.
Certified Public Accountants

26913 Northwestern Hwy., Suite 510
Southfield, Michigan 48033 - 8444
Telephone: (248) 356-3880
Facsimile: (248) 356-3885

Independent Auditors' Report

Board of Directors
The Enterprise Securities Company

We have audited the accompanying balance sheet of The Enterprise Securities Company as of September 30, 2009, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Enterprise Securities Company as of September 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The Enterprise Securities Company is exempt from the requirements of Rule 15c 3-3 under subparagraph (k) (2) (A), because it does not possess or control customer securities. Accordingly, information relating to the possession, control, or reserve requirements under Rule 15c 3-3 has been omitted from this report.

As of September 30, 2009, there were no liabilities subordinated to claims of general creditors. Accordingly, such statements have been omitted from this report.

KIRSCHNER HUTTON PERLIN, P.C.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in this report (pages 9 and 10), is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Kirschner Hutton Perlin, P.C.

Kirschner Hutton Perlin, P.C.
Certified Public Accountants

October 30, 2009

THE ENTERPRISE SECURITIES COMPANY

BALANCE SHEET

SEPTEMBER 30, 2009

ASSETS

CURRENT ASSETS	
Cash and cash equivalents (Note 1)	$ 201,933
Commissions receivable (Note 1)	35,279
Refundable federal income tax	726
Deferred income tax (Note 1)	2,718
	240,656
OTHER ASSET	
Investment (Note 1)	3,300
	$ 243,956

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Commissions payable (Note 3)	$ 31,750
STOCKHOLDERS' EQUITY	
Common stock - no par value	
Authorized - 60,000 shares	
Issued and outstanding - 1,000 shares	10,000
Retained earnings	202,206
	212,206
	$ 243,956

See notes to the financial statements.

THE ENTERPRISE SECURITIES COMPANY

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2009

REVENUE		$ 1,399,547
EXPENSES		
Commissions	$ 1,260,635	
Regulatory fees	8,768	
Compliance fees	9,576	
Professional fees	2,000	
Reimbursed operating expenses (Note 3)	110,000	1,390,979
INCOME FROM OPERATIONS		8,568
INTEREST INCOME		1,390
INCOME BEFORE INCOME TAX		9,958
INCOME TAX (Note 1)		
Current		354
Deferred		932
		1,286
NET INCOME		$ 8,672

See notes to the financial statements.

THE ENTERPRISE SECURITIES COMPANY

STATEMENT OF STOCKHOLDERS' EQUITY

YEAR ENDED SEPTEMBER 30, 2009

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCE - OCTOBER 1, 2008	1,000	$ 10,000	$ 193,534	$ 203,534
NET INCOME			8,672	8,672
BALANCE - SEPTEMBER 30, 2009	1,000	$ 10,000	$ 202,206	$ 212,206

See notes to the financial statements.

THE ENTERPRISE SECURITIES COMPANY

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 8,672
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred income tax	932
Changes in operating assets and liabilities	
Commissions receivable	(6,212)
Refundable federal income tax	(726)
Commissions payable	5,589
Federal income tax payable	(601)
Net cash provided by operating activities	7,654
CASH - BEGINNING OF YEAR	194,279
CASH - END OF YEAR	$ 201,933

See notes to the financial statements.

THE ENTERPRISE SECURITIES COMPANY

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a broker-dealer located in Farmington Hills, Michigan and is regulated by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc., (NASD).

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

Commissions Receivable

No allowance for doubtful accounts is considered necessary.

Income Tax

Deferred income tax reflects the estimated future tax effect of temporary differences between the basis of assets and liabilities for financial reporting purposes and such basis measured by tax laws and regulations.

The deferred income tax asset results from the timing difference in the reporting of commissions payable to the stockholder for financial statement purposes and for income tax purposes.

Investment

The investment represents the cost of purchase of warrants to acquire 300 shares of common stock of The NASDAQ Stock Market, Inc.

THE ENTERPRISE SECURITIES COMPANY

NOTES TO THE FINANCIAL STATEMENTS

2. COMMITMENT

The Company is required by the National Association of Securities Dealers, to maintain a minimum net capital balance of $5,000 as determined by Rule 15c 3-1 (a) (2) under the Securities Exchange Act of 1934. As of September 30, 2009, the focus report excess net capital per part A, line 14 was in agreement with the balance of $189,753 reported in the annual audited financial statements.

3. RELATED PARTY TRANSACTIONS

Pursuant to Exchange Act Rule 17a-3 (a) (1) and (a) (2), a broker-dealer must make a record reflecting each expense incurred relating to its business and any corresponding liability, regardless of whether the liability is joint or several with any person and regardless of whether a third party has agreed to assume the expense or liability. The Company paid $110,000 to an affiliate as reimbursement of operating expenses for the year ended September 30, 2009.

The Company paid commissions of $1,055,502 to its stockholder for the year ended September 30, 2009. At September 30, 2009, commissions payable to the stockholder amounted to $18,122.

4. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 30, 2009, the date on which the financial statements were issued.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			212,206 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			212,206 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			[3520]
	B. Other (deductions) or allowable credits (List)			
	Federal income tax payable [3525A]		[3525B)	
	[3525C]		[3525D)	
	[3525E]		[3525F]	(414) [3525]
5.	Total capital and allowable subordinated liabilities			211,792 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		13,574 [3540	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	(13,574) [3620]
7.	Other additions and/or credits (List))			
	[3630A]		[3630B]	
	[3630C]		[3630D]	
	[3630E]		[3630F]	[3630]
8.	Net capital before haircuts on securities positions			198,218 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	Trading and investment securiti as			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		[3734]	
	D. Undue Concentration		[3650]	
	E. Other (List)			

[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
Money Market Fund	3,465 [3736]	(3,465) [3740]
10. Net capital		194,753 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part *A*

11.	Minimum net capital required (6.6698% of line 19)	2,118 **[3756]**
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A),	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 **[3760]**
14.	Excess net capital (line 10 less 13)	189,753 **[3770]**
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	191,578 **[3780]**

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		31,750 **[3790]**
17.	Add:		
	A. Drafts for immediate credit	[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
	C. Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		[3820]	[3830
19.	Total aggregate indebtedness		31,750 [3840
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	%	16.3027 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	13.0146 [3860]

KIRSCHNER HUTTON PERLIN, P.C.
Certified Public Accountants

26913 Northwestern Hwy., Suite 510
Southfield, Michigan 48033 - 8444
Telephone: (248) 356-3880
Facsimile: (248) 356-3885

Independent Auditors' Report on Internal Control

Board of Directors
The Enterprise Securities Company

In planning and performing our audit of the financial statements of The Enterprise Securities Company for the year ended September 30, 2009, in accordance with U.S. generally accepted auditing standards, we considered The Enterprise Securities Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be significant deficiencies or material weaknesses, as defined above.

This report is intended solely for the information and use of management and the National Association of Securities Dealers and is not intended to be and should not be used by anyone other than these specified parties.

Kirschner Hutton Perlin, P.C.

Kirschner Hutton Perlin, P.C.
Certified Public Accountants

October 30, 2009